VISKASE CORPORATION SAVE PROGRAM

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

            FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                   AND

                  REPORT OF INDEPENDENT ACCOUNTANTS


                     VISKASE CORPORATION SAVE PROGRAM

        INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                     Page(s)
Report of Independent Accountants                                      1-2

Financial Statements:

  Statement of Net Assets Available for Plan Benefits,
     December 31, 1995 and 1994                                        3-4

  Statement of Changes in Net Assets Available
     for Plan Benefits, for the years ended
     December 31, 1995 and 1994                                        5-6

  Notes to Financial Statements                                        7-12

Supplemental Schedules:                                               13-19

  Schedule of Assets Held for Investment Purposes,
     December 31, 1995 - Item 27(a),  Form 5500 (Unaudited)

  Schedule of Reportable Transactions, for the year ended
     December 31, 1995 -  Item 27(d), Form 5500 (Unaudited)






Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Viskase Corporation SAVE Program.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Compensation and Benefits Committee
Viskase Corporation SAVE Program

We have audited the accompanying statements of net assets available for benefits of Viskase Corporation SAVE Program (the Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan Administrator instructed us not to perform, and we did not perform, any auditing procedures for the Plan's 1994 financial statements with respect to the information summarized in Note 4, which was certified by The Northern Trust Company, trustee of the Plan, except for comparing such information with the related information included in the financial statements. We have been informed by the Plan Administrator that the trustee holds the Plan's investment assets and executes investment transactions. The Plan Administrator has obtained a certification from the trustee as of and for the year ended December 31, 1994 that the information provided to the Plan Administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1994 and for the year then ended. The form and content of the information included in the 1994 financial statements other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Plan as of December 31, 1995, and for the year then ended present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995, and changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the 1995 financial statements was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Item (a), Schedule of Assets Held for Investment Purposes, and Item 27(d), Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the 1995 statement of net assets available for plan benefits and the 1995 statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Chicago, Illinois
May 31, 1996

VISKASE CORPORATION SAVE PROGRAM

STATEMENT OF NET ASSETS AVAILABLE fOR PLAN BENEFITS with Fund Information December 31, 1995

                                                                          Inter-
                        Fixed       Equity                  Aggressive   national   Envirodyne                          Total
                       Income     Investment     Balanced     Equity      Equity      Stock       Loan                December
                        Fund          Fund         Fund        Fund        Fund        Fund       Fund      Other     31, 1995
                    -----------  -----------   ----------   ----------   --------   ---------  ----------  --------  -----------
Investments:
  Short-term
     investments    $ 4,245,077  $    15,272   $    4,460   $    5,589   $  3,305   $     962                        $ 4,274,665
  Insurance company
     contracts       18,305,587                                                                                       18,305,587
  Value of interest
     in registered
     investment
     company         14,357,393   12,277,866    2,564,022    1,396,484    788,616                                     31,384,381
  Common stock                                                                         11,074                             11,074
  Loans to
     participants                                                                              $2,302,262              2,302,262
                    -----------  -----------   ----------   ----------   --------    --------  ----------            -----------

                     36,908,057   12,293,138    2,568,482    1,402,073    791,921      12,036   2,302,262             56,277,969
                    -----------  -----------   ----------   ----------   --------    --------  ----------            -----------
Receivables:
  Investment income       1,501           93           25           89         31           7                              1,746
  Interfund receiv-
     able (payable)       9,453      (83,028)       8,035      (23,887)    87,031       2,396
                    -----------  -----------   ----------   ----------   --------    --------                        -----------
                         10,954      (82,935)       8,060      (23,798)    87,062       2,403                              1,746
Other                                                                                                      $122,495      122,495
                    -----------  -----------   ----------   ----------   --------    --------  ----------  --------  -----------

Net assets
   available for
   plan benefits    $36,919,011  $12,210,203   $2,576,542   $1,378,275   $878,983    $ 14,439  $2,302,262  $122,495  $56,402,210
                    ===========  ===========   ==========   ==========   ========    ========  ==========  ========  ===========

The accompanying notes are an integral part of the financial statements.

VISKASE CORPORATION SAVE PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1994

                                     Fixed        Equity                                     Total
                                    Income      Investment      Balanced        Loan        December
                                     Fund          Fund           Fund          Fund        31, 1994
                                 -----------    ----------     ----------    ----------    -----------
Investments:
  Short-term investments         $   507,182    $  154,477     $   54,887                  $   716,546
  Corporate bonds                  4,788,322                    1,764,394                    6,552,716
  Insurance company contracts     31,570,072                                                31,570,072
  Value of interest in
      registered investment
      company                                    9,400,852                                   9,400,852
  Loans to participants                                                      $2,328,216      2,328,216
                                 -----------    ----------     ----------    ----------    -----------
                                  36,865,576     9,555,329      1,819,281     2,328,216     50,568,402
                                 -----------    ----------     ----------    ----------    -----------
Receivables:
  Participant contributions               20                                                        20
  Investment income                      411           121            116                          648
  Interfund receivable (payable)     191,979      (188,156)        (3,823)
                                 -----------    ----------     ----------                  -----------

                                     192,410      (188,035)        (3,707)                         668
                                                               ----------                  -----------
Cash                                                                   14                           14
                                 -----------    ----------     ----------    ----------    -----------
  Net assets available
     for plan benefits           $37,057,986    $9,367,294     $1,815,588    $2,328,216    $50,569,084
                                 ===========    ==========     ==========    ==========    ===========

The accompanying notes are an integral part of the financial statements.

VISKASE CORPORATION SAVE PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS with Fund Information for the year ended December 31, 1995

                                                                          Inter-
                        Fixed       Equity                  Aggressive   national   Envirodyne                          Total
                       Income     Investment     Balanced     Equity      Equity      Stock       Loan                December
                        Fund          Fund         Fund        Fund        Fund        Fund       Fund      Other     31, 1995
                    -----------  -----------   ----------   ----------   --------   ---------  ----------  --------  -----------
Additions:
  Interest income:
    Short-term
      investments    $   14,347  $     1,656   $      636   $      989   $    345   $     11   $  143,464            $   161,448
    Insurance
      company's
      contracts       2,156,380                                                                                        2,156,380
                    -----------  -----------   ----------   ----------   --------   --------   ----------            -----------
                      2,170,727        1,656          636          989        345         11      143,464              2,317,828

  Net investment
    gain from
    interest in
    registered
    investment
    companies           374,077    3,453,402      498,509      179,831     87,669                                      4,593,488

  Net (depreciation)
    in the fair
    value of
    investments                                                                         (984)                               (984)
                    -----------  -----------   ----------   ----------   --------   --------   ----------            -----------
                      2,544,804    3,455,058      499,145      180,820     88,014       (973)     143,464              6,910,332
                    -----------  -----------   ----------   ----------   --------   --------   ----------            -----------
Contributions:
  Participants        2,351,913      927,815      296,745      494,981    250,459     10,502                           4,332,415
  Employer              795,348      314,964       98,588      167,820     86,677      3,000                           1,466,397
                    -----------  -----------   ----------   ----------   --------   --------                          ----------
                      3,147,261    1,242,779      395,333      662,801    337,136     13,502                           5,798,812
                    -----------  -----------   ----------   ----------   --------   --------   ----------             ----------
Interfund transfers    (573,359)    (622,249)     175,598      541,960    497,109      1,910     (143,464) $122,495
Participant loan
  payments received     752,587      284,371       47,609       57,175     30,062              (1,171,804)
                    -----------  -----------   ----------   ----------   --------   --------   ----------  --------
                        179,228     (337,878)     223,207      599,135    527,171      1,910   (1,315,268)  122,495
                    -----------  -----------   ----------   ----------   --------   --------   ----------  --------
Deductions:
  Benefit payments    5,150,635    1,290,451      302,437       57,990     61,013                                      6,862,526
  Administrative
    expenses             13,493                                                                                           13,493
  Loans to
    participants        846,141      226,599       54,294        6,491     12,325              (1,145,850)
                    -----------  -----------   ----------   ----------   --------              ----------            -----------
                      6,010,269    1,517,050      356,731       64,481     73,338              (1,145,850)             6,876,019
                    -----------  -----------   ----------   ----------   --------              ----------            -----------
Net increase/
  (decrease)
  in net assets
  available for
  plan benefits        (138,976)   2,842,909      760,954    1,378,275    878,983     14,439      (25,954)  122,495    5,833,125

Net assets
  available for
  plan benefits,
  beginning of year  37,057,986    9,367,294    1,815,588                                       2,328,216             50,569,084
                    -----------  -----------   ----------   ----------   --------   --------   ----------  --------  -----------

Net assets
  available for
  plan benefits,
  end of year       $36,919,010  $12,210,203   $2,576,542   $1,378,275   $878,983    $14,439   $2,302,262  $122,495  $56,402,209
                    ===========  ===========   ==========   ==========   ========   ========   ==========  ========  ===========

The accompanying notes are an integral part of the financial statements.

Viskase Corporation Save Program

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the year ended December 31, 1994

                                     Fixed        Equity                                     Total
                                    Income      Investment      Balanced        Loan        December
                                     Fund          Fund           Fund          Fund        31, 1994
                                 -----------    ----------     ----------    ----------    -----------
Additions:
  Interest income:
    Short-term investments       $     3,818    $      875     $      553    $  100,861    $   106,107
    Insurance company's
      contracts                    2,250,151                                                 2,250,151
                                 -----------    ----------     ----------    ----------    -----------
                                   2,253,969           875            553       100,861      2,356,258

  Dividends                                        304,494                                     304,494
  Net appreciation
    (depreciation)
    in the fair value of
    investments                      232,264      (406,509)        11,794                     (162,451)
                                 -----------    ----------     ----------    ----------    -----------
                                   2,486,233      (101,140)        12,347       100,861      2,498,301
                                 -----------    ----------     ----------    ----------    -----------

Contributions:
  Participants                     2,693,395     1,200,791        276,571                    4,170,757
  Employer                           921,421       415,217         97,836                    1,434,474
                                 -----------    ----------     ----------                  -----------
                                   3,614,816     1,616,008        374,407                    5,605,231
                                 -----------    ----------     ----------                  -----------
Interfund transfers                  220,235       (24,843)       (94,531)     (100,861)
Participant loan
  payments received                  467,158       260,983         44,582      (772,723)
Other receipts (disbursements)        (1,359)                                                   (1,359)
                                 -----------    ----------     ----------    ----------    -----------
                                     686,034       236,140        (49,949)     (873,584)        (1,359)
                                 -----------    ----------     ----------    ----------    -----------

Deductions:
  Benefit payments                 2,401,604       228,768        127,399                    2,757,771
  Administrative expenses             14,199                                                    14,199
  Loans to participants              997,205       526,062         61,058    (1,584,325)
                                 -----------    ----------     ----------    ----------    -----------
                                   3,413,008       754,830        188,457    (1,584,325)     2,771,970
                                 -----------    ----------     ----------    ----------    -----------
Net increase in net assets
  available for plan benefits      3,374,075       996,178        148,348       811,602      5,330,203
Net assets available for
  plan benefits,
  beginning of year               33,683,911     8,371,116      1,667,240     1,516,614     45,238,881
                                 -----------    ----------     ----------    ----------    -----------
Net assets available for
  plan benefits,
  end of year                    $37,057,986    $9,367,294     $1,815,588    $2,328,216    $50,569,084
                                 ===========    ==========     ==========    ==========    ===========

The accompanying notes are an integral part of the financial statements.

                      VISKASE CORPORATION SAVE PROGRAM

                       NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A.  General

The Plan is a defined contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all of the employees of Viskase Corporation ("Employer") who have met the eligibility requirements may elect to participate in the Plan. Employees who are covered by a collective bargaining agreement will be eligible only if their participation is provided for in the agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.  Participation

Regular full-time employees may become Plan members upon employment.

C.  Contributions

Participating employees make before-tax contributions to the Plan of 1% to 6% of their regular pay. Participants who contribute at least 6% may contribute up to an additional 10% on a before or after-tax basis. Employer contributions to the Plan are equal to 50% of the participant's contributions up to 6% of regular pay. Employee before-tax and after-tax contributions in excess of 6% of the participant's compensation are not eligible to receive Employer matching contributions.

The Internal Revenue Service limits the dollar amount a participant can contribute to the Plan in any year on a before-tax basis. All contributions to the Plan are also subject to the nondiscrimination tests of the Internal Revenue Code which may also limit the contributions that may be made to the Plan.

D.  Vesting

Participant contributions plus the earnings thereon are always fully vested. Vesting in the Employer contributions and the earnings thereon is based on years of credited service. A participant is 100% vested after three years of credited service. If a participant voluntarily leaves before completing 3 years of credited service, contributions made by the Employer and earnings thereon will be forfeited. If a participant attains age 65, or becomes permanently and totally disabled, dies, or is terminated by the Employer for reasons other than cause, the full value of the Employer contribution account becomes immediately vested and is nonforfeitable.

E.  Payment of Benefits

On termination of service, participants with account balances in excess of $3,500 may elect to either receive a lump-sum amount or defer payment until any date up to the plan year in which the participant attains age 65. Participants who terminate employment with account balances less than or equal to $3,500 are to receive a lump-sum payment. Participants may choose to make a direct rollover to another qualified plan or to an Individual Retirement Account (IRA). Spouse beneficiaries may make a direct rollover to an IRA. Non-spouse beneficiaries may not make a direct rollover to an IRA. A participant who receives a lump sum payment may choose to receive payment of his account invested in the Envirodyne Stock Fund in the form of whole shares of common stock with fractional shares paid in cash. Certain employees may receive installment payments under the Plan. Payment to any participant must be made no later than the April 1 following the year he reaches 70-1/2, even if he has not retired.

F.  Participant Loans

Loans up to specified amounts are available to all participants. Each loan must be evidenced by the participant's collateral promissory note with interest at a rate commensurate with the interest rates being charged by area banking business for loans made under similar circumstances. The period for repayment of the loan cannot exceed five years from the date of the loan, unless the loan is for purchase of a principal residence in which case, the repayment period cannot exceed ten years.

G.  Withdrawals While Employed

The Plan permits participants to make withdrawals while they are employed. The Plan sets out the limits and priority of any withdrawal. The Plan permits hardship of before-tax contributions in accordance with Internal Revenue Code requirements.

H.  Forfeitures

Forfeitures of a terminated participant are required to be held by the Plan pending the participant's possible return to employment and reinstatement in the Plan. If reinstatement does not occur by the end of the year following the year during which the participant terminated his/her employment, such forfeitures are reallocated to the remaining participants' accounts in proportion to the allocation of Employer matching contributions.

I.  Allocation of Investment Earnings

Investment earnings of an investment fund are allocated to individual participant accounts based on the ratio of an employee's year-to-date contributions to that fund to the total of all contributions made for the plan year to that fund.

2.  Summary of Significant Accounting Policies

The financial statements are presented in accordance with generally accepted accounting principles. The following is a summary of significant accounting policies of the Plan.

Investments

The Plan reports investments, other than insurance company contracts, at fair value. Mutual funds and common stocks are stated at the quoted market price on the last business day of the year. Short-term investments are stated at cost which approximates market value. The investment contracts are stated at contract value, which represents contributions made under the contracts, plus accrued interest at the current contract rates, less funds withdrawn.

The contract value of the investment contracts approximates fair value. The average yield for the years ended December 31, 1995 and 1994 and crediting interest rate at December 31, 1995 and 1994 for each of the insurance company contracts is summarized below

                                  1995                   1994
                            -------------------   -------------------
                            Average   Crediting   Average   Crediting
                             Yield     Interest     Yield    Interest
                                         Rate                  Rate

Canada Life Insurance
  Company group annuity
  contract, due 2/14/00      7.82%       7.82%

Hartford GA Insurance
  Company group annuity
  contract, due 2/7/98       7.50%       7.50%

Metropolitan Life Insurance
  Company group annuity
  contract,
  open maturity date         7.25%       7.25%      7.25%       7.25%

New York Life Insurance
  Company group annuity
  contract, due 12/31/96     7.05%       7.05%      6.80%       6.54%

John Hancock Insurance
  Company group annuity
  contract, due 12/31/95                            8.16%       8.05%

Provident National
  Insurance Company
  guaranteed investment
  contract, due 12/31/94                            7.63%       7.75%


Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Investment transactions are reflected on a trade-date basis. Realized gains or losses on sales of securities are based on average cost. In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation on investments for the year is included in the statements of changes in net assets available for plan benefits.

The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments.

The investment held by the Plan other than interests in registered investment companies that represents 5 percent or more of the Plan's net assets at December 31, 1995 is the Metropolitan Life Insurance Company group annuity contract whose market value is $12,207,224.

Administration Expenses

Expenses of the Plan, other than brokerage commissions which are included in the cost of the investments, were paid by the Employer in 1995 and 1994. Although the Employer has elected to pay these expenses, it is not obligated to do so. If the Employer ceases to pay all or part of these expenses in the future, they will be paid by the Plan.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.  Investment Program

The plan provides for investment election alternatives which allow participants to invest their contributions in six different funds. Participants may change their investment election during any calendar month as provided by the Plan agreement. The fund options are as follows.

Fixed Income Fund - The assets of the Fixed Income Fund are
- -----------------
invested in investment contracts from a variety of high-quality issuers, primarily insurance carriers ranked "AA" or better by the national rating agencies. The objective of the fund is to provide stable returns and to preserve the principle investment.

Equity Investment Fund - The assets of the Equity Investment Fund
- ----------------------
are exclusively invested in the Vanguard Windsor II Mutual Fund which invests primarily in common stocks which are believed to be undervalued by the market at the time of purchase. The fund seeks to provide long-term growth of capital and income.

Balanced Fund - The assets of the Balanced Fund are exclusively
- -------------
invested in the American Balanced Fund which invests in a broadly diversified portfolio of securities, including common stocks, preferred stocks, corporate bonds or U.S. government securities and cash. The objective of the fund is to preserve capital and provide current income while seeking long-term growth of both capital and income.

Aggressive Equity Fund - The assets of the Aggressive Equity fund
- ----------------------
are exclusively invested in the Twentieth Century Ultra Mutual Fund which invests primarily in common stock of companies with accelerating earnings and revenues. The fund seeks to provide capital growth over time.

International Equity Fund - The assets of the International Equity
- -------------------------
Fund are exclusively invested in the American Europacific Growth Fund which invests in stocks of companies based outside the United States. The objective of the fund is to achieve long-term capital appreciation through international diversification.

Envirodyne Stock Fund - The assets of the Envirodyne Stock Fund are
- ---------------------
exclusively invested in Envirodyne Industries, Inc. common stock. Only new contributions may be invested in this Fund. No amount in another Fund may be transferred to this Fund.

At December 31, 1995 and 1994, there were 1,977 and 1,940 participants, respectively, invested in one or more of the Plan's investment funds. Employer contributions are invested in the investment funds to which the participants contribute. Set forth below is the number of participants investing in each fund:

                                  1995            1994
                                  -----          -----
   Fixed Income Fund              1,816          1,804
   Equity Investment Fund           873            841
   Balanced Fund                    424            352
   Aggressive Equity Fund           237
   International Equity Fund        316
   Envirodyne Stock Fund             59

4. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated April 10, 1995, that the Plan, and related trust, as then designed, are in compliance with the applicable sections of the Internal Revenue Code (Code). The Plan has subsequently been amended. However, the Plan administrator believes the Plan is designed and operated in accordance with the applicable sections of the Code.

5.  Plan Termination

The Employer reserves the right to alter, amend or terminate the Plan. In the event of Plan termination, Plan accounts will become fully vested and participants will be entitiled to a distribution. Presently, there is no intention on the part of the Employer to terminate the Plan.

6.  Reconciliation of Net Assets
    Available for Plan Benefits to Form 5500

The difference between the total net assets available for plan benefits on Form 5500 and the financial statements on pages 2 and 4 at December 31, 1995 is a payable to participants of $907,043 and other unallocated items of $122,495.

SUPPLEMENTAL SCHEDULES
- ----------------------

                        00-08970  VISKASE CORPORATION - SAVE PLAN                 DECEMBER 29, 1995
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27a
                ----------------------------------------------------------
IDENTITY OF ISSUE, BORROWER,                            PAR                                          CURRENT
LESSOR OR SIMILAR PARTY                                VALUE                    COST                  VALUE
- ---------------------------                        --------------          --------------        --------------
NON-INTEREST BEARING CASH
=========================

CASH                                                                               0.00                 0.00

     TOTAL NON-INTEREST BEARING CASH                                               0.00                 0.00

RECEIVABLES - OTHER
===================

PROCEEDS FROM PENDING SALE                                                         0.00                 0.00

COST OF PENDING PURCHASES                                                          0.00                 0.00

     TOTAL RECEIVABLES - OTHER                                                     0.00                 0.00

INTEREST BEARING CASH
=====================

CF CONTINENTAL SHORT TERM INVESTORS                 2,000,065.66           2,000,065.66         2,000,065.66
MONEY MARKET FUND I

COLTV SHORT TERM INVT FD                            2,253,905.01           2,253,905.01         2,253,905.01
INVESTED CASH

COLTV SHORT TERM INVT FD                               15,271.70              15,271.70            15,271.70
INVESTED CASH

COLTV SHORT TERM INVT FD                                4,460.47               4,460.47             4,460.47
INVESTED CASH

     TOTAL INTEREST BEARING CASH                                           4,273,702.84         4,273,702.84

OTHER LOANS
===========

** VARIOUS LOANS TO PARTICIPANTS **                 2,302,262.02           2,302,262.02         2,302,262.02

     TOTAL OTHER LOANS                                                     2,302,262.02         2,302,262.02

INTEREST IN REGISTERED INVESTMENT CO.
====================================

CF CONTINENTAL BANK GIC FUND                          860,588.34          15,884,883.42        14,357,393.21

MFO AMERICAN BALANCED FUND, INC.,                     181,202.96           2,284,258.66         2,564,021.88
CAPITAL STOCK, $1 PAR OPEN END FUND

MFO EUROPACIFIC GROWTH FUND OPEN END                   34,094.92             731,086.86           788,615.50
FUND

MFO TWENTIETH CENTURY INVESTORS INC.,                  53,484.65           1,282,594.02         1,396,484.21
ULTRA SHARES, $1 PAR OPEN END FUND

MFO VANGUARD / WINDSOR FD INC VANGUARD /              594,281.99           9,637,011.31        12,277,865.91
WINDSOR II PORTFOLIO OPEN END FUND

     TOTAL INTEREST IN REGISTERED INVESTMENT CO.                          27,819,834.27        31,384,380.71

INSURANCE COMPANY GENERAL ACCOUNT
=================================

CANADA LIFE CONTRACT 45862                          2,136,475.40           2,136,475.40         2,136,475.40
7.82% DUE 2/14/00

HARTFORD GA-10285                                   2,133,450.09           2,133,450.09         2,133,450.09
7.50%, 2/7/98

METROPOLITAN LIFE INS GAC-8739-9                   12,207,223.54          12,207,223.54        12,207,223.54
7.25% OPEN DUE DATE

NEW YORK LIFE INS CO. #6464 7.05%                   1,828,438.22           1,828,438.22         1,828,438.22
DUE 12/31/96

     TOTAL INSURANCE COMPANY GENERAL ACCOUNT                              18,305,587.25        18,305,587.25

     TOTAL ASSETS                                                         52,701,386.38        56,265,932.82


                        00-08970  VISKASE CORPORATION - SAVE PLAN                 DECEMBER 29, 1995
                         SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                12-30-94 THROUGH 12-29-95
                ----------------------------------------------------------
                                            AVERAGE
                                          PURCHASE  OR   TRANSACTION     COST OF          CURRENT          NET GAIN
   DESCRIPTION OF ASSET                    SALE PRICE      EXPENSE        ASSET        VALUE OF ASSET      OR (LOSS)     TURNOVER
   --------------------                   ------------   -----------  -------------    --------------   --------------   --------
                                               ($)           ($)           ($)              ($)              ($)          (%)
TRANSACTIONS BY ISSUE
- ---------------------

MFO AMER BALANCE FD INC
  CAP OPEN END FD

  200,702.93 SHR BOUGHT IN 39 TRANSACTIONS    12.582                   2,525,307.38     2,525,307.38                        4.99
  19,499.97 SHR SOLD IN 11 TRANSACTIONS       13.554                     241,048.72       264,301.53        23,252.81       0.52
                                                                                       -------------      -----------     ------
                                                                                        2,789,608.91        23,252.81       5.51
                                                                                       =============      ===========     ======

MFO VANGUARD / WINDSOR FD INC VANGUARD /
WINDSOR II PORTFOLIO OPEN END FD

  108,918.16 UNITS BOUGHT IN 37 TRANS         19.186                   2,089,747.83     2,089,747.83                        4.13
  108,874.66 UNITS SOLD IN 13 TRANSACTIONS    17.953                   1,705,893.45     1,954,599.46       248,706.01       3.87
                                                                                       -------------      -----------     ------
                                                                                        4,044,347.29       248,706.01       8.00
                                                                                       =============      ===========     ======
COLTV SHORT TERM INVT FD

  14,141,806.12 INCREASES ON 244 DAYS                                 14,141,806.12    14,141,806.12                       27.97
  12,395,083.15 DECREASES ON 110 DAYS                                 12,395,083.15    12,395,083.15             0.00      24.51
                                                                                       -------------      -----------     ------
                                                                                       26,536,889.27             0.00      52.48
                                                                                       =============      ===========     ======
COLTV SHORT TERM INVT FD
  2,130,705.59 INCREASES ON 78 DAYS                                    2,130,715.59     2,130,705.59                        4.21
  2,269,911.07 DECREASES ON 49 DAYS                                    2,269,911.07     2,269,911.07             0.00       4.49
                                                                                       -------------      -----------     ------
                                                                                        4,400,616.66             0.00       8.70
                                                                                       =============      ===========     ======
CF CONTL BNK GIC FD

  822,281.95 UNITS BOUGHT IN 14 TRANS         16.326                  13,424,675.21    13,424,675.21                       26.55
  267,734.95 UNITS SOLD IN 4 TRANSACTIONS     15.794                   4,062,696.84     4,228,593.01       165,896.17       8.36
                                                                                       -------------      -----------     ------
                                                                                       17,653,268.22       165,896.17      34.91
                                                                                       =============      ===========     ======
CF CONTL SHORT TERM INVESTORS MONEY MKT
FD I

  16,569,815.29 UNITS BOUGHT IN 18 TRANS       1.000                  16,569,815.29    16,569,815.29                       32.77
  14,569,749.64 UNITS SOLD IN 11 TRANS         1.000                  14,569,749.64    14,569,749.64             0.00      28.81
                                                                                       -------------      -----------     ------
                                                                                       31,139,564.93             0.00      61.58
                                                                                       =============      ===========     ======
METROPOLITAN LIFE INS GAC-8739-9
7.25% OPEN DUE DATE

  1,587,802.08 CV BOUGHT IN 12 TRANS           1.000                   1,587,802.08     1,587,802.08                        3.14
  13,241,628.70 CV SOLD IN 9 TRANSACTIONS      1.000                  13,241,628.70    13,241,628.70             0.00      26.19
                                                                                       -------------      -----------     ------
                                                                                       14,829,430.78             0.00      29.33
                                                                                       =============      ===========     ======
JOHN HANCOCK INSURANCE CO. GAC #5846
RATE 8.27% DUE 12-31-95

  165,836.60 CV BOUGHT IN 12 TRANSACTIONS      1.000                     165,836.60       165,836.60                        0.33
  2,440,185.79 CV SOLD IN 17 TRANSACTIONS      1.000                   2,440,185.79     2,440,185.79             0.00       4.83
                                                                                       -------------      -----------     ------
                                                                                        2,606,022.39             0.00       5.16
                                                                                       =============      ===========     ======

PROVIDENT NATIONAL GIC #027-04968
RATE 7.75% DUE 12-31-94

  1,502.07 CV BOUGHT ON 01-06-95               1.000                       1,502.07         1,502.07                        0.00
  3,378,217.08 CV SOLD ON 01-03-95             1.000                   3,378,217.08     3,378,217.08             0.00       6.68
                                                                                       -------------      -----------     ------
                                                                                        3,379,719.15             0.00       6.68
                                                                                       =============      ===========     ======

NOTE: TURNOVER % BASED ON THE 12-30-94 VALUE (EXCLUDING
      ACCRUALS AND PENDING TRANSACTIONS) OF $50,568,417.00.

TRANSACTIONS BY BROKER
- ----------------------

          NO REPORTABLE TRANSACTIONS OCCURRED WITH ANY ONE BROKER